EXHIBIT 1
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For Immediate Release                                            5 November 2004


                              WPP GROUP PLC ("WPP")

             Kantar to acquire Cannondale Associates, Inc. in the US


WPP announces that its wholly-owned operating company, The Kantar Group ("Kantar"), the parent company of WPP's Insight, Information and Consultancy businesses, has acquired Cannondale Associates, Inc. ("Cannondale"), a leading US sales and marketing consultancy and software solutions firm. Cannondale provides strategic consulting services in category management, trade promotion, channel development and frequent shopper data analysis. The issue of concentrating distribution at retail is becoming more and more significant and WPP companies such as Cannondale Associates, Glendinning Associates and Management Ventures, Inc., amongst others, present a very powerful combined offer in this area.

Founded in 1992, Cannondale has offices in Wilton, Connecticut and Evanston, Illinois. Cannondale's clients are primarily blue-chip grocery and consumer packaged- goods manufacturers and retailers, although the firm is increasingly servicing financial services institutions, pharmaceutical firms and soft goods manufacturers.

Cannondale had unaudited revenues of US$8.6 million for the year ended 31 December 2003 and net assets of US$1.7 million as of this date.

This investment continues WPP's strategy of developing its services in more measurable areas for its clients such as information, insight and consultancy.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com
www.kantar.com


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